Exhibit 4.43

Framework Agreement for Support Services

between
China Network Communications Group Corporation
and
China Unicom Corporation Limited
     This Framework Agreement for Support Services (hereinafter referred to as this “Framework Agreement”) is signed on August 12, 2008 in Beijing, the People’s Republic of China (“PRC”) by and between the following two parties:

Party A:	China Network Communications Group Corporation (hereinafter referred to as “Netcom Group”)
	Registered Address:	No. 156, Fu Xing Men Nei Street, Xicheng District, Beijing
	Legal Representative:	Zhang Chunjiang

Party B:	China Unicom Corporation Limited (hereinafter referred to as “CUCL”)
	Registered Address:	Level 12, Tower A, Henderson Center, No. 18, Jian Guo Men Nei Avenue, Beijing
	Legal Representative:	Chang Xiaobing
Whereas:
(1)	Netcom Group is a state owned enterprise duly incorporated and validly existing under the laws of the PRC;

(2)	CUCL is a foreign funded enterprise duly incorporated and validly existing under the laws of PRC, whose equity is 100% held by China United Telecommunications Corporation Limited (the “Unicom Red-chip Company”, a company duly incorporated and validly existing under the laws of the Hong Kong Special Administration Region and dually listed on the Hong Kong Stock Exchange). Approved by the former Ministry of Information Industry (“MII”) of the PRC, CUCL is mainly engaged in nationwide provision of international and domestic long-distance communications services (excluding international telecommunications facilities services); Internet services and IP Telephony services; as well as mobile communications services in 31 provinces, autonomous regions and municipalities, including Beijing, Tianjin, Shanghai, Liaoning, Hebei, Shandong, Jiangsu, Zhejiang, Fujian, Guangdong, Hubei, Anhui, Sichuan, Guizhou, Xinjiang, Chongqing, Shaanxi, Guangxi, Henan, Heilongjiang, Jilin, Jiangxi, Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Ningxia, Gansu, Qinghai and Tibet;

(3)	On May 24, 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance jointly issued the “Notice on Deepening the Reform of China’s Telecommunications System”, which is seen as the guidepost for the Chinese government to deepen the reform of its telecommunications system by endorsing the formation of three leading competitive carriers with nationwide network resources, similar size and strength and the capacity of full service operation. In the above notice, China Telecom is encouraged to buy China Unicom’s CDMA network and China Unicom is encouraged to merge with China Netcom. As a response to the call for deepening the reform in regard to telecommunications restructuring, the Unicom Red-chip Company is to merge with Netcom’s red-chip counterpart via an agreement (the “Merger Transaction”). Following the merger, the Netcom Red-chip Company will withdraw from the Hong Kong Stock Exchange and the New York Stock Exchange to become a wholly owned subsidiary of the Unicom Red-chip Company;

(4)	Party B is in need of the support services provided by Netcom Group in the operations of its telecommunications business.

On the basis of equality and reasonableness and through friendly consultations, Party A and Party B reach the following framework agreements on the matters with respect to the provision of support services by Party A (including subsidiaries and branches of Party A and other entities controlled by Party A and excluding Netcom Red Chip, subsidiaries and branches of Netcom Red Chip, and other entities controlled by Netcom Red Chip, the same below) to Party B (including subsidiaries and branches of Party B and other entities controlled by Party B, the same below).

1.	Basic Principles
1.1	With respect to the support services provided by Party A for Party B pursuant to this Framework Agreement, Party A has the right to charge reasonable service fees pursuant to this Framework Agreement and Party B has the obligation to make such payments.

1.2	The terms and conditions for the provision of support services under this Framework Agreement by Party A shall be no worse than the terms and conditions offered by Party A for any third party for the provision of identical or similar services.

1.3	In the event that Party A fails to perform all or part of its obligations to provide the support services under this Framework Agreement due to any reasons other than its own fault, Party A shall promptly inform Party B in writing and make the utmost efforts to assist Party B in obtaining identical or similar services from other channels.

1.4	The support services provided by Party A for Party B shall comply with the purposes agreed by the Parties and related standards of the State.

1.5	In the event that one party suffers loss as a result of the violation against the provisions of this Framework Agreement by the other party, the breaching party shall undertake timely and full liability to pay compensation for the breach of contract.

1.6	When one party performs the obligations under this Framework Agreement, the other party shall provide reasonable and necessary assistance.
2.	Basic Contents of Support Services

The compressive services provided by Party A under this Framework Agreement include:

dining services, equipment leasing services (excluding the facilities/equipment covered in this Framework Agreement for Telecommunications Facilities Leasing), motor vehicles services, medical and healthcare services, labour services, security services, hotel services, conference services, flower and gardening services (landscaping), decoration services, commodity sales services, basic construction agency services, equipment maintenance services, market development services, technical support services, research and development services, hospitality services, parking services, employee training services, warehousing services (such as warehousing telecommunications-related equipment, including spare parts and circuits), advertising (such as the production and publication of Party B’s advertisements on Party A’s media) and publicity/printing services, and property management services.

3.	Pricing Principles
3.1	The pricing and/or charging standards for the support services under this Framework Agreement shall follow the principles and procedures stipulated in this clause. Where the Government fixes a price for such a service, the price fixed by the Government shall be followed. Where the Government recommends (or sets a guidance price) a price for such a service, the price shall be determined with the reference to the price recommended by the Government. Where there is neither a government-fixed price nor a government-recommended price but there is a market-based price for such a service, the price shall be determined with reference to the market-based price. Where there is neither a government-fixed price nor a government-recommended price, nor the market-based price, the price shall be determined by the Parties through negotiations. The negotiated price shall be determined on a reasonable cost plus reasonable profit basis. The reasonable cost shall be the cost agreed by the Parties through negotiations.

The government-fixed price referred in this clause is the price fixed by the price administration authorities of the Government or other related agencies within their pricing purview and scope in accordance with the provisions of the Price Law of the PRC.

The government-recommended price (or government-guidance price) referred in this clause is a basic price and floating ranges set by the price administration authorities of the Government or other related agencies within their pricing purview and scope in accordance with the provisions of the Price Law of the PRC. The enterprises could, within the limits of the guidance, make their own decisions on prices.

The market-based price referred in this clause is the price set by the enterprises with consideration to the competition in the market. The market-based price shall be determined in the follow procedures: (1) the price charged by the independent third party for providing such a service at the same place or in the neighbouring areas under normal market conditions; or (2) the price charged by the independent third party for providing such a service in the territory of China under normal market conditions;

3.2	The specific amount of service fees under this Framework Agreement shall be calculated in accordance with the accounting standards of the PRC (if applicable) from time to time.

3.3	Party A and Party B shall audit the pricing standards for the next financial year for every service and facility provided under this Framework Agreement before December 31 of the year (if necessary).

3.4	It is expected that Party A and Party B shall conclude specific implementation agreements for related services from time to time as necessary. This specific implementation agreements shall identify the specific services required by Party B and contain provisions in relation to the binding principles, standards, terms and conditions of this Framework Agreement.
4.	Payment of Service Fees
4.1	Party B shall pay service fees for related services it obtains from Party A or Party A’s consignee in accordance with the pricing and charging standards stipulated in this Framework Agreement, the supplementary agreements to this Framework Agreement (if any) and the specific implementation agreement.

4.2	In case that Party B fails to pay service fees for related services on time in accordance with this Framework Agreement, the supplementary agreements to this Framework Agreement (if any) and the specific implementation agreements, Party B shall pay a late fee of 0.05% of the amount of the outstanding amount per day (calendar day, the same below) as of the day when the payment is overdue. When the overdue days exceed 60 (sixty) days, Party A may inform Party B in writing of terminating related services. If Party B fails to make payment for related services 30 (thirty) days after it receives the notice, Party A may declare the termination of related services. When such services are terminated or suspended, it shall not affect the rights and obligations of both Party A and Party B arising out of this Framework Agreement.
5.	Rights and Obligations of the Parties
5.1	Rights and Obligations of Party B
5.1.1	Rights of Party B
(1)	Party B has the right to obtain services from Party A pursuant to the provisions of this Framework Agreement;

(2)	With respect to the connected transactions under this Framework Agreement, the auditor of Unicom Red-chip Company has the right to examine the accounting records of Party A and Party A’s connected parties.
5.1.2	Obligations of Party B
(1)	Party B shall ensure that its subsidiaries, branches and other controlled entities will sign specific implementation agreement with Party A pursuant to this Framework Agreement and the supplementary agreements to this Framework Agreement (if any) and/or urge its subsidiaries, branches and other controlled entities to do so;

(2)	Party B is obliged to coordinate the matters in relation to the specific implementation agreement;

(3)	Party B is obliged to pay related service fees pursuant to the provisions of this Framework Agreement and the specific implementation agreements;

(4)	Party B pledges to compensate for any loss caused upon Party A or the other party of the specific implementation agreement by its violation against any of the provisions of this Framework Agreement or the specific implementation agreement.
5.2	Rights and Obligations of Party A
5.2.1	Rights of Party A
(1)	Party A has the right to obtain service fees from Party B pursuant to the provisions of this Framework Agreement;

(2)	Party A has the right to provide the same type of services to the third party on the conditions of guaranteeing the offering of the services stipulated in this Framework Agreement to Party B.
5.2.2	Obligations of Party A
(1)	Party A shall ensure that its subsidiaries, branches and other controlled entities will sign specific implementation agreement with Party B pursuant to this Framework Agreement, the supplementary agreements to this Framework Agreement (if any) and/or urge its subsidiaries, branches and other controlled entities to do so;

(2)	Party A is obligated to provide services of outstanding quality for Party B and supervise its subsidiaries, branches and other controlled entities to provide services of outstanding quality for Party B;

(3)	Party A is obliged to coordinate the matters in relation to the specific implementation agreement;

(4)	Party A pledges to compensate for any loss caused upon Party B or the other party of the specific implementation agreement by its violation against any of the provisions of this Framework Agreement or the specific implementation agreement.
5.3	Party A and Party B hereby confirm that they have the obligation to further take other necessary actions and measures for the fulfilment of the purposes and agreed contents of this Framework Agreement and that under the conditions that Party B is a subsidiary of Unicom Red-chip Company, this Framework Agreement is in compliance with the rules governing connected transactions in the Listing Rules of Hong Kong Stock Exchange.
6.	Priorities
6.1	For the same service, Party B shall grant preference to Party A if terms and conditions offered by the third party are no better than those offered by Party A.

6.2	Party A pledges that the conditions offered by Party A for the same or similar services under this Framework Agreement to the third party will not be better than the terms offered to Party B.

6.3	Party A has the right to provide the same type of services to third parties on the condition of not affecting the offering of the services pursuant to this Framework Agreement to Party B.
7.	Representations, Warranties and Commitments

Each party of this Framework Agreement makes the following representations, warranties and commitments to the other party:
7.1	Each party is independent legal person duly established and existing under the laws of China and it has full power and authorization (including but not limited to obtaining the approval, agreement or license from related government authorities) to make and execute this Framework Agreement;

7.2	No provision in this Framework Agreement shall constitute a violation against the Articles of Association, documents of such nature or the laws and regulations of the PRC;

7.3	Each party shall make the utmost efforts to adopt or urge others to adopt any necessary, appropriate or possible actions in accordance with the laws and regulations of China and this Framework Agreement.
8.	Effectiveness

This Framework Agreement will take effect on the next day following the final implementation of the Merger Transaction.

9.	Force Majeure
9.1	In the event that either party of this Framework Agreement fails to perform part or all of the obligations stipulated in this Framework Agreement owing to a Force Majeure event, the prevented party shall be exempted from the breach of contract liabilities. But the prevented party shall inform the other party and provide authoritative proof regarding the Force Majeure event in writing within 15 (fifteen) days when the Force Majeure event happens and make the utmost efforts to minimize the loss caused by the Force Majeure event. Within a reasonable period time after the influence of the Force Majeure event is eliminated, the prevented party shall continue to execute this Framework Agreement.

9.2	Force majeure in this Framework Agreement means all objective situations that are unforeseeable, unavoidable and that cannot be overcome.

10.	Confidentiality

Without the written agreement of the other party, one party shall not make public announcement regarding the materials and information in relation to the business of the other party or the matters of this Framework Agreement or provide or disclose such materials and information for or to the third party, except as otherwise required by the laws of China, government authorities, or securities regulatory authorities or for the purpose of maintaining Unicom Red-chip Company.

11.	Transfer of Rights and Obligations

Without the written consent of the other party, neither party shall transfer any rights and obligations under this Framework Agreement.

12.	Non-Waiver

Unless otherwise stipulated by the laws, failure or delay on the part of any party to exercise any right, power or privilege under this Framework Agreement shall not operate as the waiver of such right, power or privilege thereof and the exercise of such right, power or privilege in part by one party shall not affect the exercise of such right, power or privilege in the future.

13.	Governing Laws

This Framework Agreement is governed by PRC laws and shall be interpreted and implemented in accordance with PRC laws.

14.	Notification

Notifications required to be given by one party pursuant to this Framework Agreement shall be made in writing and may be delivered personally, by facsimile transmission or by courier service. Notices given by personal delivery shall be deemed effectively given on the date of personal delivery. Notices sent by facsimile transmission shall be deemed effectively given at the time as indicated by the printer. Notices sent by courier service shall be deemed effectively given on the third working day (to be extended to the next day in case of statutory holidays) after they are posted. The notice shall come into effect since the date of delivery.

15.	Dispute Settlement

Any dispute over the effect, interpretation or exercise of this Framework Agreement shall be first resolved through friendly consultations by both parties. In the event that the dispute is not resolved within 30 (thirty) days since the start of the dispute, either party can submit the dispute case to the local people’s court that have jurisdiction over the case for legal proceedings.

16.	Miscellaneous
16.1	Unicom Red-chip Company, for the purpose of complying with or satisfying the regulatory requirements on connected transactions, may amend and supplement this Framework Agreement after the friendly consultations.

16.2	In case of any discrepancy between this Framework Agreement and the agreements made by the Parties prior to the signing of this Framework Agreement, this Framework Agreement shall prevail after being signed by the Parties.

16.3	This Framework Agreement is severable. If any provision of this Framework Agreement is held illegal, invalid or unenforceable, the effect and exercise of other provisions of this Framework Agreement shall not be affected.

16.4	This Framework Agreement is made in 4 (four) original copies, with each party holding two copies. All the copies are equally binding.

     IN WITNESS WHEREOF, this Framework Agreement is executed by the legal representatives or his authorized representatives of both parties on the date first written above.
Page for Signatures:
China Network Communications Group Corporation (seal)
Legal representative or his authorized representative: (signature)
China Unicom Corporation Limited (seal)
Legal representative or his authorized representative: (signature)